FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

December 9, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on December 9, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that assays from drilling on the Waterberg Extension Project, where the Company holds an effective 87% ownership interest, continue to confirm the extension of the F and Super F zones along strike. Hole WE 08 at the Waterberg Extension Project has returned preliminary assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over 53.22 metres (from 555.50m to 608.72m, estimated true thickness of approximately 44 metres).

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that assays from drilling on the Waterberg Extension Project, where the Company holds an effective 87% ownership interest, continue to confirm the extension of the F and Super F zones along strike. Hole WE 08 at the Waterberg Extension Project has returned preliminary assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over 53.22 metres (from 555.50m to 608.72m, estimated true thickness of approximately 44 metres).

The 87% owned Waterberg Extension Project is distinct from the adjacent Waterberg Joint Venture Project, where the Company holds a 49% effective interest and a stand-alone Preliminary Economic Assessment and mine plan is in progress on the current inferred resource at the Waterberg Joint Venture Project by an independent engineering firm.

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Hole WE 08 is located approximately 340 metres northward along strike from previously announced hole WE 02 at the Waterberg Extension Project (15.63 metres grading 3.16 g/t 3E, 1.11 Pt g/t, 1.92 g/t Pd, 0.13 g/t Au) and approximately 1,600 metres directly along strike from the Waterberg Joint Venture Project deposit. The mineralization in WE 08 has geological units and layering that is consistent with the deposit to the south. Assays from WE 08 directly below the intercept reported are pending at this time. The intercept is open for expansion along strike and up and down dip. A total of 8 holes have been completed in the first 4.7 kilometres of the F zone type target on the Waterberg Extension Project and 5 of these have successfully intersected the F zone style of mineralization.

R. Michael Jones, President and CEO of the Company, said “The scale and continuity of the Waterberg Extension Project mineralization continues to impress our geologists and engineers. Clearly we have a significant exploration opportunity for 2014 on the Waterberg Extension Project.”

Details

Holes WE 01, 02, 06, 07 and 08 have all successfully confirmed the presence of F zone type layers at their borehole locations. Holes WE 01 and 02 have been reported previously.

Hole WE 07 is located 4.7 kilometres from the Waterberg Joint Venture Project deposit and returned assays from F zone mineralization and layers of 2.72 metres grading 2.58g/t 3E (0.78 g/t Pt, 1.67 g/t Pd, 0.14 g/t Au, from 740.59m to 743.31m) . This result is within the variance range of the deposit model and establishing the F zone mineralization this far north is a significant project milestone. Interestingly, the intercept in WE 07 is located within a 50.91 metre envelope of lower grade platinum, palladium and gold mineralization (0.95g/t 3E, Pt 0.26 g/t, Pd 0.63 g/t Au 0.05 g/t, 740.59 metres to 791.5 metres). Further drilling to determine an average grade in this area is an immediate continued exploration target.

Hole WE 06 was drilled on the eastern edge of the F zone and returned values of 2.44 metres grading 1.88 g/t 3E (0.57 g/t Pt, 1.22 g/t Pd, 0.09 g/t Au, from 457.80m to 460.24m) within a 13.45 metre envelope grading 0.84 g/t 3E (0.24 g/t Pt, 0.55 g/t Pd, 0.05 g/t Au, 457.80 metres to 471.25 metres).

Holes WE 03 and 04 were terminated due to faulting and did not successfully test for the F type target. Further drilling is planned to test this area. Hole WE 05 was drilled to test the eastern extent of the Bushveld Complex and was drilled directly into basement lithology.

Drilling is continuing at this time with 4 machines in the northern block of the Waterberg Extension Permits from approximately 16 kilometres to 30 kilometres north of the Waterberg Joint Venture Project deposit. Hole WE 09, a 17 kilometre step out from the Waterberg Joint Venture Project, on the Waterberg Extension Project permits, intersected the Bushveld Complex and disseminated sulphides interpreted to be the transition zone at the base of the Complex. Based on the layering pattern identified in the Waterberg region, the F zone target is interpreted to be to the west and further drilling is in progress in this area.

Qualified Person, Quality Control and Assurance

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R. Michael Jones, P. Eng., is the non-independent qualified person responsible for this press release. The technical data has been verified by Mr. Jones’ direct involvement in supervision of the technical work on the Waterberg Projects. Mr. Jones has verified the technical data sufficiently for this release and reference is made to the significant project risks and qualifications in the independent qualified person reports at www.sedar.com. Mr. Jones has relevant experience in the evaluation of platinum and palladium projects over the past 14 years and precious metals deposits and mines over the past 29 years.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and has utilized a standard quality control system including the use of standards. Platinum Group Metals qualified geologists supervised the drilling and sampling work and have utilized a quality control program in addition to the laboratory including checks, documentation, chain of custody and the insertion of standards and blanks into the sample assay batches.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is listed as PLG on the NYSE MKT and as PTM on the Toronto Stock Exchange.

The Company is based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals was founded in 2002 and has focused on the discovery and development of platinum and palladium deposits. The Company founders and management in Canada and South Africa have a track record of precious metals discovery, development and operations.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to complete further drilling and exploration on the Company’s Waterberg Joint Venture Project and the Waterberg Extension Project and the preparation of a Preliminary Economic Assessment and mine plan for the Waterberg Joint Venture Project deposit. In addition, estimates of inferred mineral resources constitute forward-looking statements because they represent estimates of mineralization that may be discovered upon further drilling and development. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

December 9, 2013

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